LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

March 24, 2022

Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill Cannabis ETF (the “Fund”)
Dear Mr. Greenspan:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 116 to the Trust’s Registration Statement on Form N-1A filed August 16, 2021 (SEC Accession No. 0000894189-21-005731) (the “Amendment”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.Please provide a legal opinion from counsel pertaining to the legality of the Fund and its compliance with all applicable federal and state laws and regulations.
Response: A copy of the opinion was sent to the Staff separately via electronic mail on December 21, 2021.
Investment Objective and Fees and Expense Table
2.Please confirm acquired funds fees and expenses (“AFFE”) are not anticipated to exceed 0.01%, or include AFFE as a separate line item in the fee table.
Response: The Fund confirms that AFFE is not anticipated to exceed 0.01%.
3.Please confirm there are no fee waiver/reimbursement or recoupment arrangements in place for the Fund.
Response: The Fund confirms that there are no fee waiver/reimbursement or recoupment arrangements in place for the Fund.
Principal Investment Strategy
4.With respect to the Fund’s 80% policy, if there is a contemplated strategy for the remaining 20% bucket, please describe such strategy in the disclosure.
Response: In compliance with Rule 35d-1, the Fund has adopted a policy to invest at least 80% of its net assets in Cannabis Companies; however, the Fund will seek to gain as much exposure to Cannabis Companies, as possible, taking into account any applicable investment constraints, such as the need for collateral.

5.If the Fund will invest in derivatives as part of its principal investment strategies, please ensure the disclosure regarding derivative instruments includes only those in which the Fund will principally invest. Please also ensure that the derivatives risk disclosure is tailored to address the principal risks posed by those instruments to the Fund. See generally, Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillian, General Counsel, ICI (July 30, 2010) (the “Barry Miller letter”).
Response: The Trust confirms that the Fund’s disclosure describes only those derivatives (i.e., total return swaps) in which it will principally invest; the purpose for which the derivatives will be used (i.e. “to provide exposure to the cannabis and hemp ecosystem”); as well as risks specific to total return swaps, including the risk of investments in derivatives generally, and swap agreements specifically, as well as counterparty risk. The Trust also has added the following disclosure as the first sentence of the “Derivatives Risk” disclosure and has relocated the “Swap Agreements Risk” disclosure to be a sub-risk of “Derivatives Risk.”
“The Fund intends to invest in total return swaps, which are a type of derivative.”
6.Please delete “both” from the following phrase “both emerging, frontier, and developed market countries” (or revise as applicable).
Response: The Trust has deleted the word “both.”
7.The Fund states that it “may utilize derivatives instruments that are available or traded in the over-the-counter (“OTC”) market rather than listed and traded on an exchange.” Please clarify supplementally whether the Fund can invest in derivatives through other markets or exchanges, or only in the OTC market.
Response: The Trust confirms that the Fund may invest in either exchange-listed or OTC derivatives.
Principal Investment Risks
8.With respect to the “Emerging Markets Risk” and “Frontier Securities Risk” disclosures, consider also including a separate developing markets risk.
Response: The Trust has made the following revisions:
“Emerging and Developing Markets Risk. The Fund’s direct or indirect investments in securities of issuers in emerging and developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business, and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation, or currency devaluation.”
9.With respect to the “ETF Risks” disclosure:
a.To the extent applicable, disclose that the purchase or redemption of creation units in cash rather than in-kind securities may cause the Fund to incur certain costs (e.g., tax gains, losses, etc.) that may be passed on to the investor.
Response: The Trust has added the following risk disclosure with respect to the Fund:
“Cash Transaction Risk. The Fund expects to effect certain of its creations and redemptions for cash, rather than in-kind securities. The Fund may be required to sell or unwind portfolio investments to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to recognize a capital gain that it might not have recognized if it had made a redemption in kind. As a result, the Fund may pay out higher annual capital gain distributions than if the in-kind redemption process was used. The use of cash creations and redemptions may also cause the Fund’s shares to trade in the market at wider bid-ask spreads or greater premiums or discounts to the Fund’s NAV. Further, effecting purchases and redemptions primarily in cash may cause the Fund to incur certain costs, such as portfolio transaction costs. These costs can decrease the Fund’s NAV if not offset by an authorized participant transaction fee.”

b.If applicable, disclose that all or a portion of the Fund’s underlying securities may trade in a foreign market that is closed when the domestic market in which the Fund’s shares are trading is open, and that there may be changes in the last quote in the closed foreign market and value of such securities during the Fund’s trading day, which could lead to differences in the market price and underlying value of the Fund’s shares.
Response: The Trust directs the Staff to the third bullet labeled, “Shares May Trade at Prices Other than NAV,” which the Trust believes addresses the Staff’s comment (emphasis added).
“Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant. Because securities held by the Fund may trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums or discounts greater than those of domestic ETFs.”
c.Disclose that in stressed market conditions, a market in the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings and can lead to disparity between the market price and underlying value of the Fund’s shares.
Response: The Trust directs the Staff to the fourth bullet labeled “Trading,” which the Trust believes addresses the Staff’s comment:
“Trading. Although Shares are listed for trading on the Cboe BZX Exchange, Inc. (the “Exchange”) and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that Shares will trade with any volume, or at all, on any stock exchange. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares.”
General
10.Consider adding additional strategy disclosure regarding the Fund’s use of swaps.
Response: The Fund anticipates investing only in total return swaps in order to provide exposure to companies principally engaging in the cannabis and hemp ecosystem. For clarity, the Trust has made the following revisions:
“Further, the Fund may utilize derivative instruments that are available or traded on the over-the-counter (“OTC”) market or listed and traded on an exchange to obtain expose to Cannabis Companies. The Fund anticipates investing primarily in total return swaps to obtain such exposure. A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in market value of the assets underlying the contract, which may include a specified security, basket of securities, or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets.”
11.Please disclose how derivatives are valued for the purposes of the 80% test?
Response: The Trust confirms that for purposes of the Fund’s 80% investment policy, the Fund will use notional value (rather than market value) to calculate derivatives.
12.Supplementally advise when information about the Fund, including its portfolio holdings, will be available on its website.
Response: The Trust confirms supplementally that information about the Fund, including its portfolio holdings, will be made available on or before the date it is listed on the Cboe BZC Exchange, Inc., its listing exchange.

13.Supplementally provide a list of the initial constituents of the portfolio.
Response: The Trust provided the Staff a sample portfolio holdings list on March 24, 2022 separately via electronic correspondence.
14.With respect to the Fund’s investments in ADRs, please disclose supplementally whether the Fund will focus on any country or region and, if applicable, include appropriate risk disclosure.
Response: The Trust confirms that the Fund does not have a strategy to focus its investments in any specific country or region.
Statement of Additional Information (“SAI”)
15.Disclose whether the SPACs in which the Fund may invest are limited to those whose stated purpose is limited to targeting companies in the cannabis and hemp ecosystem and whether the Fund may continue to hold the SPAC securities if the intended target is announced to be other than a company in the cannabis and hemp ecosystem.
Response: The Fund will not invest in SPACs and the SAI disclosure has, therefore, been removed.

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If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-550-7433.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary

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